Exhibit 99.1

Bitdeer Announces January 2026 Production and Operations Update

Monthly Highlights

Increased self-mining hashrate to 63.2 EH/s on continued deployment of SEALMINERs

Bitcoin production increased 430% year over year to 668 Bitcoin

Launch of NVIDIA GB200 NVL72 infrastructure in Malaysia

First design of Litecoin chip taped out and initial testing surpassed expectations

SINGAPORE, February 10, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining and AI infrastructure, today announced its unaudited mining and operations updates for January 2026.

Operational Update

●	Self-mining:

○	Mined 668 Bitcoins, an increase of approximately 430% year over year.

○	Self-mining hashrate reached 63.2 EH/s.

○	Bitdeer will continue deploying SEALMINER mining rigs for self-mining to continue the Company’s growth in self-mining capacity while concurrently retiring third-party, older-generation rigs.

●	SEALMINER Manufacturing:

Mining Rig Model (EH/s)	Stage	January 2026	December 2025
SEALMINER A3	In final assembly	3.8	0.6
	In transit	0.4	2.5
	Cumulative A3 Deployed	8.7	5.9
SEALMINER A2	In final assembly	2.9	1.8
	Ready for shipping	0.1	0.1
	In transit	2.6	3.4
	Cumulative A2 external sales	8.1	7.9
	Cumulative A2 Deployed	44.1	39.7
SEALMINER A1	Cumulative A1 Deployed	4.2	4.2
3rd Party Miners	Cumulative Deployed	8.1	8.2
Total Proprietary Hash Rate	Deployed	65.1	58.0

●	SEALMINER R&D:

○	Successfully taped out the Litecoin ASIC chip, SEAL-DL1, designed for mining DOGE and Litecoin. Initial test results of SEAL-DL1 have exceeded expectations.

○	SEALMINER DL1 is expected to generate more mining output compared to the SEALMINER A2 series with the same power capacity based on the recent market parameters. We plan to launch the product in Q1 2026.

○	SEALMINER 04-1 is targeting mass production in Q1 2026.

○	SEAL04-2 chip’s development continues.

●	U.S. Manufacturing: Preparations for Bitdeer’s U.S. factory are progressing, with the lease signed and construction permit application submitted to local municipal authorities.

●	GPU Cloud as of 1/31/2026:

GPU Amount Deployed	GPU Types	Utilization Rate	Under External Subscription	ARR
1,792	H100, H200, B200, GB200	41%	585	~$10 million

○	On January 13, 2026, Bitdeer AI deployed its initial NVIDIA GB200 NVL72 infrastructure in Malaysia, marking the first phase of an accelerated capacity expansion designed to support enterprise-grade training workloads on the Blackwell architecture.

○	Actively evaluating U.S. data center leasing opportunities to deploy GPUs and bring AI cloud services online for U.S. customers as early as Q1 2026.

●	HPC colocation arrangements:

○	Potential colocation arrangements for various sites are under evaluation. Multiple potential hyperscaler customers have expressed strong interest, and active discussions are currently underway.

●	Infrastructure Summary:

Site / Location	Capacity (MW)	Status	Datacenter Type	Timing[1]
Electrical capacity
- Rockdale, Texas	563	Online	Crypto / Evaluating AI	Completed
- Knoxville, Tennessee – phase 1	37	Online	Crypto converting to AI	Q4 2026
- Knoxville, Tennessee – phase 2	49	Online	Crypto	Completed
- Wenatchee, Washington	13	Online	Crypto converting to AI	Q4 2026
- Molde, Norway	84	Online	Crypto	Completed
- Tydal - 1, Norway	50	Online	Crypto converting to AI	Q4 2026
- Tydal - 2, Norway	175	Online	Crypto converting to AI	Q4 2026
- Gedu, Bhutan	100	Online	Crypto	Completed
- Jigmeling, Bhutan	500	Online	Crypto	Completed
- Oromia Region, Ethiopia	40	Online	Crypto	Completed
- Massillon, Ohio	47	Online	Crypto	Completed
Total electrical capacity	1,6582
Pipeline capacity
- Oromia Region, Ethiopia	20	In progress	Crypto	Q1 2026
- Massillon, Ohio	148/26	In progress	Crypto	Q2 2026/TBD
- Clarington, Ohio	570	In progress	HPC/AI	To be updated
- Niles, Ohio	300	In progress	HPC/AI	Q4 2028
- Rockdale, Texas	179	In planning	Crypto	Estimate 2026
- Alberta, Canada	101	In planning	Crypto	Q2 2027
Total pipeline capacity	1,344
Total global electrical capacity	3,002

[1]	Indicative timing for completion of power and data center infrastructure. All timing references are to calendar quarters and years.

[2]	Figures represent total available electrical capacity

●	Production and Operations Summary:

Metrics	January 2026	December 2025	January 2025
Total hash rate under management[3] (EH/s)	78.1	71.0	22.4
- Proprietary hash rate	65.1	58.0	9.2
● Self-mining	63.2	55.2	8.7
● Cloud Hash Rate	1.1	1.1	-
● Delivered but not yet energized	0.8	1.7	0.5
- Hosting	13.0	13.0	13.2
Mining rigs under management	314,000	293,000	179,000
- Self-owned[4]	232,000	211,000	87,000
- Hosted	82,000	82,000	92,000
Bitcoins mined (self-mining only)	668	636	126
Bitcoin held[5]	1,530	2,017	724

[3]	Total hash rate under management as of January 31, 2026 across Bitdeer’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

●	Self-mining refers to cryptocurrency mining for Bitdeer’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.

●	Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end.

●	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

[4]	Self-owned mining machines are for Bitdeer’s self-mining business and Cloud Hash Rate business.

[5]	Bitcoins held do not include the Bitcoins from deposits of the customers, include the Bitcoins that are pledged as collateral.

Management Commentary

“Bitdeer has increased its focus on HPC/AI co-location opportunities for several of its larger sites including, but not limited to, Tydal, Norway. This is a high priority for us and the goal is to sign long term leases for these locations as soon as possible.” said Matt Kong, Chief Business Officer of Bitdeer. “In parallel, our self-mining hashrate continues to grow and has exceeded 63 EH/s, a 14% increase over December 2025, and we will continue to deploy more Sealminers in 2026. Furthermore, we have successfully tested our first LTC/Doge miner, the DL1, and its performance exceeded expectations. We plan to officially release the SEALMINER-DL1 in the first quarter of 2026.”

Infrastructure Construction Update

Tydal, Norway AI data center conversion – Planning and design continue to advance. Orders for critical long-lead equipment have been placed to support the targeted project timeline for completion around the end of 2026. Decommissioning of Bitcoin mining rigs has begun to make room for the new AI data center.

Wenatchee, Washington – AI data center design documents and building permit application were submitted for approval. Orders for long-lead-time equipment have been placed. Completion targeted for Q4 2026.

Knoxville, Tennessee – Phase 1 AI data center conversion design work initiated, targeting to complete by Q4 2026.

Massillon, Ohio – 47 MW is currently online. Approximately 26 MW in two fire-damaged buildings is expected to be rebuilt and energized by the end of September 2026. The remaining 148 MW is expected to be energized in phases during Q1 and Q2 2026.

Clarington, Ohio – 570 MW of power under contract with a local utility. The timing of power availability and construction may be affected by ongoing legal proceedings filed by a neighboring company, American Heavy Plate Solutions, LLC. Design and other preparation work continue.

Fox Creek, Alberta – 101 MW site acquired, fully licensed and permitted for the construction of an on-site natural gas power plant. We are assessing current design schemes for the mining site to accommodate potential future AIDC requirements, as the energization date has been targeted for Q2 2027.

Oromia Region, Ethiopia – Construction of the 60 MW site has been completed, with 20 MW not yet energized and 40 MW undergoing energization in phases driven by SEALMINER deliveries.

Niles, Ohio – 300 MW grid-interconnected development site, with target energization in Q4 2028. The project includes 41.8 acres of owned land and a transmission line extension agreement with a local utility company.

Upcoming Conferences and Events

○	March 2 – 5, 2026: Morgan Stanley Technology, Media & Telecom Conference in San Francisco

○	March 10 – 11, 2026: 2026 Cantor Global Technology & Industrial Growth Conference in New York

○	March 22 – 24, 2026: 38th Annual Roth Conference in Laguna Niguel, CA

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining and AI infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers in the United States, Norway, and Bhutan, amongst other countries. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

ICR Inc.

John Ragozzino, CFA

bitdeer.ir@icrinc.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com

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